UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2018 Husky Energy Inc. issued a press release advising that local authorities declared the fire at the Husky Energy Superior Refinery out around 6:45 p.m. (CT) on April 26, 2018 and continue to monitor the situation. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
Date: April 26, 2018		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

UPDATE 3: Superior Refinery Fire Extinguished

Local authorities declared the fire at the Husky Energy Superior Refinery out around 6:45 p.m. (CT) on April 26, 2018.

Additional fire prevention measures are being taken, and the situation will continue to be closely monitored.

All workers at the refinery have been accounted for. Several people were injured during the incident and taken to hospital.

“The emergency situation at the refinery is now over, and our focus in the days ahead will turn to the investigation and understanding the root cause of the incident,” said CEO Rob Peabody. “Our thoughts are with those who were injured, and their families.”

“Our deepest thanks to the emergency responders and members of the community who stepped forward with assistance. We also appreciate the support of businesses, and city and county authorities.”

Residents needing accommodation, food or transportation, or help dealing with other issues or concerns can call Husky’s Superior assistance line at 1-800-686-3192.

Media Inquiries:

Mel Duvall, Manager, Media & Issues

403-513-7602